TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
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CH[illegible] JAPAN
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03022683

FILE NO. 82-3919

May 30, 2003

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents which contents were announced by the Company as follows:

- Notice of Acquisition by the Company of its Own Shares (dated May 7, 2003);
- Notice of Change of Certified Public Accountants (dated May 7, 2003);

With kind regards,

Yours truly,



Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

(Translation)

FILE No. 82-3919

May 7, 2003

Name of the Company:
Bandai Co., Ltd.
Name and Position of the Representative:
Takeo Takasu
President and Representative Director
Inquiries shall be directed to:
Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005
(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Bandai Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 7, 2003, resolved that the Company would submit a proposition to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan at the 55th Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2003, as described below:

Description

1. Reason for the acquisition of its own shares:

To carry out management with agility in response to changing economic conditions, the Company intends to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan.

2. Details of the acquisition:

(1) Class of shares to be acquired:	Shares of common stock of the Company
(2) Total number of shares to be acquired:	(Not exceeding) 2,500,000 shares (Ratio thereof to the total number of issued shares: 5.1%)
(3) Aggregate acquisition prices of shares:	(Not exceeding) ¥12,000,000,000

(Note) The details described above shall be subject to the approval and adoption of the proposition on the "Acquisition by the Company of its Own Shares" at the 55th Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2003.

- END -

(Translation)

FILE No. 82-3919

May 7, 2003

Name of the Company:
Bandai Co., Ltd.
Name and Position of the Representative:
Takeo Takasu
President and Representative Director
Inquiries shall be directed to:
Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005
(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Notice of Change of Certified Public Accountants

Notice is hereby given that at its meeting held on May 7, 2003, the Board of Directors of Bandai Co., Ltd. (the "Company") resolved to change the account auditors responsible for audits as provided for in Article 193-2, paragraph 1 of the Securities Exchange Law of Japan, subject to the approval of the proposition for the "Appointment of Account Auditors" at the 55th Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2003, as described below:

Description

1. Reason for the change:

The term of office of the Company's account auditors, Shin Nihon & Co., will expire as of the close of the Ordinary General Meeting of Shareholders to be held on June 25, 2003. Additionally, as a result of the regrouping of international accounting firms, a section of Shin Nihon & Co., which has been responsible for audits of the Company, has been separated from Shin Nihon & Co. to establish Azusa & Co. Consequently, to ensure practical consistency in its audit system, the Company intends to appoint Azusa & Co. as successor account auditors.

The Company does not intend to change joint account auditors, Sanko Audit Corporation. Hence, the Company will continue to maintain a joint audit system by Sanko Audit Corporation and Azusa & Co.

2. Name and address of the new account auditors:

Name: Azusa & Co.

Address: Hibiya Kokusai Bldg. 4F, 2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

3. Name and address of the retiring account auditors:

Name: Shin Nihon & Co.

Address: Hibiya Kokusai Bldg. 22F, 2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

4. Date of change (expected):

June 25, 2003 (The date to convene an Ordinary General Meeting of Shareholders)

(Note) Azusa & Co. is a member firm of KPMG, an international accounting firm.

- END -